
02002945


epic
OIL & GAS LTD.


FEB 0 1
SUPPL

October 31, 2001

US Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC
20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Epic Oil & Gas Ltd. File No: 82-5045

Please find attached all information required by you in connection with maintaining a current status to this file.

We thank you for your attention to this matter.

Yours truly,

Bernadette Race
Administration

Encl:

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Ste. 204, 5405 – 12th Avenue, Delta, B.C. V4M 2B2 T: 604.943.9414 F: 604.943.0716
Email: info@epic-eas.com


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: October 22, 2001

Epic Completes Private Placement Financing

Epic Oil and Gas Ltd. (the "Company") is pleased to announce it has completed its private placement financing announced on July 23, 2001. The total amount of the financing is $225,800 at the price of Cdn$0.10 per unit. Each unit consists of one common share in the capital stock of the Company and one-half non-transferable share purchase warrant. One full warrant (two half warrants) entitles the holder to purchase one additional share of the Company at Cdn$0.15 for a 180 day period.

The proceeds from this financing is to be used to advance and develop the Company's projects in Washington State and Alberta, the generation of other projects as well as for general corporate purposes.

More information about Epic can be found on the Company's website www.epic-eas.com or by calling Investor Relations at 1-888-943-9414

On behalf of the Board of Directors,
Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: October 10, 2001

Update on Bellingham Basin Natural Gas Exploration Activity and Anticipated Closing of Private Placement Financing

Epic Oil and Gas Ltd. (the "Company") is pleased to be able to give an update on the status of the Bellingham Basin natural gas exploration program. Epic's wholly owned U.S. subsidiary Rival Resources Inc. ("Rival") is actively acquiring additional oil and gas leases and compiling all available technical information relevant to the exploration for natural gas deposits in the Bellingham Basin. In addition, Rival has contracted ChemTerra International Consultants Ltd. of Calgary, Alberta to conduct a soil gas content soil survey over certain areas of Whatcom County that are considered to be prime targets for hosting shallow natural gas deposits. This service offered by ChemTerra collects and analyses small quantities of gas from the soil at a depth of about one-meter. Some 500 samples are being taken at approximately 100-meter intervals over target areas. This proprietary technique has an excellent track record of being able to identify underlying deposits of natural gas down to depths of several thousand feet.

The results of the ChemTerra survey are expected before the end of November and will be used to identify specific shallow natural gas targets that will be drilled by Rival during this winter.

The Company is also pleased to announce that it has filed it's Annual Information Form (AIF) for the fiscal year ending April 30, 2001. The private placement announced on July 23, 2001 will be closed after receiving regulatory confirmation of the AIF filing.

Further information may be obtained by calling Investor Relations at 1-888-943-9414.

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.


epic
OIL & GAS LTD.



NEWS RELEASE

TRADING SYMBOL: EAS
DATE: July 23, 2001

Epic Receives Regulatory Acceptance for Bellingham Basin Financing Agreements and Announces Private Placement Financing

Epic Oil and Gas Ltd. (the "Company") is pleased to announce that the Canadian Venture Exchange has accepted for filing a joint venture agreement and conditionally accepted a convertible debenture agreement with Ivory Oils and Minerals Inc. ("Ivory"). These agreements, the details of which were announced in a news release on June 26, 2001, grant Ivory the right to fund and participate in, up to US$500,000 of land acquisition and exploration work, including drilling for natural gas in the Bellingham Basin of northwest Washington State. Through the joint venture and financing agreements Ivory will have the opportunity to earn up to a fifty percent (50%) interest in the Bellingham Basin project.

The land acquisition program to acquire additional oil and gas leases in the Bellingham Basin has already commenced. The work of assembling and interpretation of technical data will start this month and the Company expects that drilling for commercial quantities of natural gas will start before the end of the year.

The Company also wishes to announce, subject to regulatory approval, a 4,000,000 unit private placement financing ("Unit Financing") at the price of Cdn$0.10 per unit. Each unit will consist of one common share in the capital stock of the Company and one-half non-transferable share purchase warrant. One full warrant (two half warrants) will entitle the holder to purchase one additional share of the Company for a 180 day period at a price of Cdn$0.15. Prior to closing the Company intends to file an updated Annual Information Form, which would result in a four-month hold period under British Columbia securities law for securities issued in this financing.

The proceeds from this Unit Financing will be used to advance and develop the Company's projects in Washington State and Alberta, the generation of other projects as well as for general corporate purposes.

In addition the Company wishes to announce that, subject to regulatory approval, it has granted incentive stock options to members of the Company's management for the purchase of 65,000 shares of the Company at Cdn$0.10

Further information may be obtained by calling Investor Relations at 1-888-943-9414.

On behalf of the Board of Directors,
Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: June 27, 2001

Management Contract

Epic Oil and Gas Ltd. ("Epic") and **Rival Resources Inc.** ("Rival") have entered into management contracts with Mr. Michael Hopley who is President of both companies. Mr. Hopley is a geologist with over 30 years of experience, and under the terms of the contracts will provide full-time management services to both companies for a total compensation of $10,000 (Canadian) per month of which $7,000 (Canadian) is to be paid on a monthly basis. The balance is to be paid when the companies are in a financial position to do so. The terms of these contracts are being disclosed in order to comply with Canadian Venture Exchange regulations.

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: June 26, 2001

Epic Announces Financing for Bellingham Basin Natural Gas Project

Epic Oil and Gas Ltd. ("Epic") is pleased to announce that it has come to an agreement with Ivory Oils and Minerals ("Ivory") to fund up to US$500,000 of land acquisition and exploration work in the search for commercial quantities of natural gas in the Bellingham Basin of northwest Washington State. Work is to start immediately.

Two letters of agreements have been signed with Ivory. The first is a Joint Venture Agreement between Ivory and Epic's two wholly-owned U.S. subsidiaries, **Safari American Resources Inc.** and **Rival Resources, Inc.** (jointly referred to as "Rival"), in which Ivory agrees to fund up to US$375,000 for exploration work in the Bellingham Basin. Concurrently with the joint venture, Epic has agreed to issue a convertible debenture to Ivory for a maximum of US$125,000, the proceeds of which will also be used to fund exploration work. The combination of these two financings will earn Ivory a fifty-percent (50%) interest in the Bellingham Basin project.

Ivory has initially agreed to fund US$125,000 to be used to acquire additional mineral leases in the Bellingham Basin. This funding will earn Ivory a twelve and one-half percent (12 ½%) interest in the project. Ivory will then have the option to fund the next US$250,000 for further exploration work including drilling in the Bellingham Basin and earn an additional twenty-five percent (25%) interest in the project.

The convertible debenture financing is for a maximum of two years with interest paid on a quarterly basis, after six months, at the rate of eight percent (8%) per annum. Under the terms of the agreement, Ivory has the option to convert the debenture to common shares of Epic at a price of $0.10 (Canadian) per share. If the shares of Epic trade at over $0.25 (Canadian) for a consecutive fifteen-day period, Epic may force conversion of the debenture into shares of Epic at a price of $0.10 (Canadian). If the convertible debenture is converted into shares of Epic then Ivory will earn a further twelve and one-half percent (12 ½%) interest, for a total of fifty percent (50%) interest, in the Bellingham Basin project.

The agreements with Ivory exclude any interest in Rival's carbon dioxide sequestration environmental technology project. Both agreements are subject to the approval of regulatory authorities.

This funding will enable Rival to significantly expand its mineral leasing program, as well as the assembly and interpretation of technical data and the commencement of drilling for shallow natural gas in the Bellingham Basin. It is expected that drilling will start before the end of the year.
For further information, please call our toll free number 1-888-943-9414 and visit Epic's webpage at www.epic-eas.com

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: May 4th, 2001

Update on Epic's Birch Bay Project

Epic Oil and Gas Ltd. ("Epic") is pleased to be able to give an update on the status of the Birch Bay Gas Storage Project.

Since signing an agreement in November 1998 with project operator **AEC Storage and Hub Services Inc.** ("AEC"), a subsidiary of **Alberta Energy Company Ltd.**, Epic's U.S. subsidiary **Rival Resources, Inc.** ("Rival") has been participating in acquiring mineral rights and exploring for an underground natural gas storage prospect in Whatcom County, northwest Washington State.

Under the terms of the agreement between Rival and AEC, Rival was restricted from making public disclosures about this project; this restriction has recently been removed.

In late 2000, AEC completed a four-mile seismic survey north of the town of Bellingham. The seismic data has been reviewed and AEC has suspended any further storage project work until the development risk can be reduced through further geophysical analysis.

Epic, through Rival, is independently continuing its natural gas exploration program in the area, which had significant natural gas production in the 1920s and 1930s.

For further information please call our Toll Free number 1-888-943-9414 and visit Epic's newly designed webpage at www.epic-eas.com.

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: April 24th, 2001

Rival Resources, Inc. Continues to Pursue Funding for Carbon Dioxide Sequestration Technology in Washington State; Retains Public Relations Company, Northwest Strategies

Rival Resources, Inc. ("Rival"), a wholly owned U.S. subsidiary of **Epic Oil and Gas Ltd.** ("Epic"), has decided to continue pursuing grant monies from the U.S. Department of Energy ("DOE") and other possible sources for development of carbon dioxide sequestration technology in Washington State. This decision has been made after the DOE recently notified Rival that it has not been selected in the latest round of award applications. As part of this renewed effort Rival has retained Northwest Strategies to help build political support for this project.

The letter of notification received from the DOE cites both the strengths and weaknesses of Rival's proposal. The strengths are that the proposal shows a "good understanding of CBM production and its potential for enhancement by CO_2 sequestration". The DOE letter also notes that the Rival technical team appears to be strong and that this technology has a huge potential to provide a low cost means of sequestering carbon dioxide in the U.S. The main reasons stated for not selecting Rival were concerns over the character of the coals and the geological setting of the coals in a "marginal basin" such as the Bellingham Basin and that Washington State was not known for coalbed methane production. Further, the DOE cited the lack of an industrial partner as a weakness of the Rival application.

In the opinion of Rival's management and the technical team that made the proposal, the reasons cited by the DOE can be overcome. Furthermore, the DOE has increased its budget request for carbon dioxide sequestration projects to US$20.7 million for the 2002 fiscal year. Consequently, Rival has retained Northwest Strategies of Seattle, Washington, to assist its efforts to secure grant monies from the DOE and possibly other sources for this project.

Northwest Strategies is a full service communications company that specializes in strategic planning, program development, communications and public relations in the areas of public affairs and government relations. Northwest Strategies has a strong presence in the State of Washington as well as Washington D.C. Part of the Northwest Strategies team working with Rival will be Mr. Ron Dotzauer. Mr. Dotzauer is well known in the State of Washington for managing a number of successful, high profile, political campaigns including those for the late Senator Scoop Jackson, Governor Booth Gardner and, most recently, U.S. Senator Maria Cantwell. Northwest Strategies is also associated with various lobbying groups in Washington D.C. including the company of Morgan McGuire who have strong connections to the Department of Energy.


epic
OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: March 13, 2001

FEB 01 20

Appointment/Stock Options

Epic Oil and Gas Ltd is pleased to announce that Mr. Curtis A. Hartzler will assume the position of Vice President – Operations.

The company also announces that, subject to regulatory acceptance, it has granted options to acquire 285,000 common shares in the capital of the company at the exercise price of $0.10 to members of the Company.

On behalf of the Board of Directors
Epic Oil & Gas Ltd.

"Michael Hopley", President

THE CDNX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Ste. 204, 5405 – 12th Avenue, Delta, B.C. V4M 2B2 T: 604.943.9414 F: 604.943.0716Email: info@epic-eas.com

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X Schedule A

X Schedule B & C

ISSUER DETAILS

Name of Issuer: Epic Oil and Gas Ltd.

Issuer Address: 204, 5405 12th Avenue Delta, BC V4M 2B2

For Quarter Ended: July 30th , 2001

Issuer Telephone Number: (604) 943-9414

Issuer Website:

Contact Person: Michael J. Hopley

Contact's Position: President

Contact Telephone Number: (604) 943-9414

Date of Report: September 26th , 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Michael J. Hopley	*"Michael J. Hopley*	September 25th , 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)
Damien Reynolds	*"Damien Reynolds"*	September 25 th , 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Balance Sheets

As at July 31, 2001		2001		2000
(Stated in Canadian Dollars)				
Assets				
Current				
Cash	$	194,312	$	50,874
Accounts receivable		39,006		88,769
Prepaid expenses		6,504		2,080
		239,822		141,723
Capital assets		1,924		6,777
Oil and gas properties		1,387,379		1,627,040
	$	1,629,125	$	1,775,540

		2001		2000
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accured liabilities	$	69,796	$	19,997
Due to related parties/Companies		6,314		0
		76,110		19,997
Long-Term				
Convertible debenture		37,545		0
		113,655		19,997
Shareholders' equity				
Share Capital:				
Issued: 19,021,706		8,477,826		8,457,538
Share Capital:		(6,962,356)		(6,701,995)
Deficit:		1,515,470		1,755,543
	$	1,629,125	$	1,775,540

Approved on behalf of the Board:

"Michael J. Hopley"
Director

"*Damien Reynolds*"
Director

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Statements of Operations and Deficit

for the three month period ended July 31, 2001 (Stated in Canadian Dollars)	2001	2000
Oil and Gas Revenue	$ 64,953	$ 90,994
Cost of Production	24,739	26,739
Depletion	14,131	18,000
	38,870	44,739
Gross profit (loss)	26,083	46,255
Expenses		
Accounting and legal	10,174	10,397
Consulting Fees	17,343	10,028
Management Fees	22,849	12,668
Interest and bank charges	120	338
Office	11,086	21,716
Public relations	1,500	4,256
Transfer and listing fees	3,401	1,408
Travel and promotion	2,019	5,615
Rent	3,684	0
Telephone	2,631	0
TOTAL EXPENSES:	74,807	66,426
Net loss for the period	$ (48,724)	$ (20,171)
Deficit, beginning of period	6,913,632	6,681,824
Deficit, end of period	$ 6,962,356	$ 6,701,995
Loss per share	$ 0.002	$ 0.001

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Statement of Cash Flows

for the three month period ended July 31, 2001 (Stated in Canadian Dollars)		2001		2000
Cash flows from operating activities				
Net loss for the period	$	(48,724)	$	(20,171)
Adjustments for				
Amortization and depletion		14,131		18,000
Property write-down		-		-
		(34,593)		(2,171)
Changes in non-cash working capital items				
Accounts receivable		(1,276)		(8,290)
Prepaid expenses		(5,318)		2,316
Accounts payable and accrued liabilities		18,153		(17,290)
Net cash used in operating activities		(23,034)		(25,435)
Cash flows from investing activities				
Purchase of capital assets		0		(316)
Proceeds from disposition of interest in oil and gas properties		190,788		0
Investment in oil and gas properties		(391)		(3,889)
		190,397		(4,205)
Cash flows from financing activities				
Repayments from/Payments to related parties		(22,081)		(24,097)
Grant of convertible debenture		37,545		0
Issue of common shares		0		57,179
		15,464		33,082
(Decrease) increase in cash during the period		182,827		3,442
Bank Balance: Beginning of Period		11,485		47,432
Bank Balance: End of Period	$	194,312	$	50,874

Notes to Financial Statements:

1 Joint Venture activity:

In accordance with the joint venture agreement signed on June 27, 2001, the company's subsidiary, Rival Resources, Inc., received US $125,000 (Cdn $190,787) in return for a 12.5% share of the Whatcom County, Bellingl ham Basin project.

This partial disposition has been accounted for as a reduction of the accumulated costs of this property.

SCHEDULE B: SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING QUARTER ENDED July 31, 2001

Nil

OPTIONS GRANTED DURING QUARTER ENDED July 31, 2001

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JULY 31, 2001

Class	Par Value	Authorized Number	Number Issued	Issued Value
Common	No Par Value	100,000,000	19,021,706	$1,711,953

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT July 31, 2001

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	650,000	$0.11	Jan 14/02
Options	50,000	$0.12	Jan 24/02
Options	75,000	$0.16	Feb 25/02
Options	590,000	$0.15	May 16/05
Options	50,000	$0.15	May 16/02
Options	100,000	$0.10	July 12/05
Options	285,000	$0.10	Mar 13/06

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT July 31, 2001

Name	Amount	Purpose
Michael J. Hopley	$30,000	Management Fees

SHARES IN ESCROW OR SUBJECT TO POOLING

	Number of Shares
Escrowed	109,417
Subject to Pooling	Nil

LIST OF DIRECTORS

Michael J. Hopley
Damien E. Reynolds
Alan B. Bernstein
Robert T. Malcolm, Q.C.
Curtis A. Hartzler

Schedule "C"
President's Message

The next few months promises to be an exciting time for Epic with a joint venture partner and financing in place and the company's gas exploration program in the Bellingham Basin of Washington State underway. This is the fulfillment of over ten years of geological studies.

A summary of the activities on this project and others is described below.

Natural Gas and Coalbed Methane Exploration

In June the company announced the signing of agreements that would finance the next phases of work on the company's Bellingham Basin Project.

Rival Resources Inc., the company's wholly owned US subsidiary has received US$125,000 from our joint-venture partner to fund the next phase of the leasing program. In addition, Epic has received the first US$25,000 tranche of the convertible debenture financing. As a result, both the leasing program and geological work has re-commenced with the objective of drilling the best shallow gas targets during this coming winter.

Oil Production

Epic has a twenty-percent interest in six producing oil wells in the Scotford-Redwater area of Alberta. Due to natural declines these wells produced twenty-percent less oil and oil prices were lower than the same quarter of the previous year.

Birch Bay Underground Natural Gas Storage Project

For a number of years the company has been working to discover and develop an underground natural gas storage facility in the Bellingham Basin as part of the natural gas exploration program. These facilities are an important economic factor in the distribution of natural gas. The new natural gas pipeline to Vancouver Island that will pass very close to our leases has revitalized this project.

Since November 1998 Alberta Energy Company Ltd. (AEC) as been Epic's operating partner. As part of the contract with AEC, the company has been restricted from making any public disclosures about the project. However, this was recently changed and a news release on the status of the project was issued on May 4th.

Since completing a seismic survey in late 2000, AEC has suspended work until further geophysical studies are concluded.

Carbon Dioxide Sequestration

A recent strong rise in interest in carbon dioxide sequestration technology has resulted in the US Department of Energy ("DOE") increasing its budget request for carbon dioxide sequestration projects to US$20.7 million for the 2002 fiscal year. Rival is therefore continuing to aggressively pursue grant monies for development of this technology in Washington State.

Rival continues to work towards building a foundation of local support for this project. We have explained the details of the project to county planning authorities and local business leaders and have been successful in being able to create strong local support. This, we believe, can be converted into political support for Rival's project in Washington D.C.

We are convinced that this carbon dioxide sequestration project, which will develop technology to both enhance natural gas production and reduce the greenhouse gas emissions from local industry, will ultimately be of major significance to the company.

Financing

On July 23 rd. Epic announced a 4,000,000 unit private placement financing at the price of Cdn$0.10 per unit. Each unit will consist of one common share of the Company and one-half Cdn$0.15 non-transferable share purchase warrant. The proceeds of this financing will be used to advance and develop the Company's projects in Washington State and Alberta, the generation of other projects as well as for general corporate purposes.

The closing of this financing has been delayed due to market conditions, however it is anticipated that this will occur before the end of September 2001.

I look forward to seeing you at the Annual General Meeting on October 26th where you will have the opportunity to see a presentation on Epic's projects.

Your continuing support is appreciated.

On behalf of the Board of Directors

Michael J. Hopley
President

Subsequent events from Quarter ended July 31, 2001 todate. CDNX approved 65,000 options for members of the company on September 21, 2001.

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT September 25th, 2001

Name	Amount	Purpose
Michael J. Hopley	$20,000	Management Fees

FORM 51-901F
ANNUAL FINANCIAL STATEMENTS

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS

Name of Issuer: Epic Oil and Gas Ltd.

Issuer Address: 204, 5405 12th Avenue Delta, BC V4M 2B2

Issuer Telephone Number: (604) 943-9414

Contact Person: Michael J. Hopley, President

Contact Telephone Number: (604) 943-9414

Contact website address: www.epic-eas.com

For Quarter Ended: April 30, 2001

Date of Report: September 10th. 2001

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Michael J. Hopley	" *M. Hopley*"	September 10th, 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)
Alan B. Bernstein	"Alan Bernstein"	September 10th, 2001
NAME OF DIRECTOR	(*SIGNATURE*)	DATE SIGNED (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING QUARTER ENDED APRIL 30, 2001

On March 7, 2001 150,000 shares were issued from Treasury pursuant to Section 45 (2) (12) (iii) and 74 (2) (11) of the Securities Act.

OPTIONS GRANTED DURING QUARTER ENDED APRIL 30, 2001

Option	285,000	$0.10	March 13, 2006

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2001

Class	Par Value	Authorized Number	Number Issued	Issued Value
Common	N.P.V.	100,000,000	19,021,706	1,521,736

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 2001

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	100,000	$0.11	May 10/01
Options	650,000	$0.11	Jan 14/02
Options	50,000	$0.12	Jan 24/02
Options	75,000	$0.16	Feb 25/02
Options	640,000	$0.15	May 16/05
Options	100,000	$0.10	July 12/05
Options	285,000	$0.10	Mar 13/06

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT APRIL 30, 2001

Name	Amount	Purpose
Michael J. Hopley	$90,575.00	Management Fees
Curtis A. Hartzler	$ 4,000.00	Consulting Fees

SHARES IN ESCROW OR SUBJECT TO POOLING

	Number of shares
Escrowed	109,417
Subject to pooling	Nil

LIST OF DIRECTORS

Michael J. Hopley
Damien E. Reynolds
Alan B. Bernstein
Robert T. Malcolm, Q.C.
Curtis A. Hartzler

SCHEDULE 'C'

President's Message

I am pleased to report that Epic's gas exploration program in the Bellingham Basin of Washington State is now underway! This, along with other developments described below, places Epic in a position for rapid growth over the next few months.

Natural Gas and Coalbed Methane Exploration

On June 26th Epic announced the signing of agreements that would finance the next phases of work on the company's Bellingham Basin Project. Consequently, Rival Resources Inc., the company's wholly owned US subsidiary, has re-commenced the leasing program and geological work with the objective of drilling the best shallow gas targets during this coming winter.

The Pacific Northwest is in the spotlight more than ever for oil and gas exploration. Energy companies have been showing increased interest in the area over the past year with considerable drilling activity in central Washington.

Oil Production

Epic has a twenty-percent interest in six producing oil wells in the Scotford-Redwater area of Alberta. Due to natural declines these wells produced slightly less than last year, averaging approximately 20 barrels per day compared to the average of the previous year of 24 barrels per day net to Epic. However, due to higher oil prices, Epic's gross revenues increased by 14 percent compared to the previous year.

Birch Bay Underground Natural Gas Storage Project

As part of the natural gas exploration program in the Bellingham Basin the company has been working to discover and develop an underground natural gas storage facility. These facilities have become an important economic factor in the distribution of natural gas over the past few years. This project has been revitalized by the new natural gas pipeline to Vancouver Island that will pass very close to our leases in the Bellingham Basin.

Since November 1998 Alberta Energy Company Ltd. (AEC) has been Epic's operating partner and as part of the contract with AEC, the company has been restricted from making any public disclosures about the project. However, this was recently changed and a news release on the status of the project was issued on May 4th.

Since completing a seismic survey in late 2000, AEC has suspended work until further geophysical studies are concluded.

Carbon Dioxide Sequestration

There has recently been a strong rise in interest in carbon dioxide sequestration technology both in the US and worldwide. As a result the US Department of Energy ("DOE") has increased its budget request for carbon dioxide sequestration projects to US$20.7 million for the 2002 fiscal year. Rival will therefore continue to aggressively pursue grant monies from the DOE and other possible sources for development of this technology in Washington State.

Rival has been working towards building a foundation of local support for the carbon dioxide sequestration program by using the services of a public relations and lobbying company to help meet and explain the details of the project to county planning authorities and local business leaders. We have been successful in being able to create strong local support for the project and we believe that this can now be converted into political support for Rival's project in Washington D.C.

More than ever we are convinced that this carbon dioxide sequestration project, which will develop technology to both enhance natural gas production and reduce the greenhouse gas emissions from local industry, will ultimately be of major significance to the company.

Financing

On July 23 rd. Epic announced a 4,000,000 unit private placement financing at the price of Cdn$0.10 per unit. Each unit will consist of one common share of the Company and one-half non-transferable share purchase warrant. One full warrant (two half warrants) will entitle the holder to purchase one additional share of the Company for a 180 day period at a price of Cdn$0.15. The proceeds of this financing will be used to advance and develop the Company's projects in Washington State and Alberta, the generation of other projects as well as for general corporate purposes.

I think you can see why we think that this promises to be a huge year for Epic! With a joint venture partner and financing in place Epic is poised to see the fulfillment of over ten years of geological studies in the Bellingham Basin.

I look forward to seeing you at the Annual General Meeting on October 26th where you will have the opportunity to see a presentation on Epic's projects.

Your continuing support is appreciated.
On behalf of the Board of Directors

"Michael J. Hopley"

President

Subsequent events from Quarter ended April 30, 2001

Options granted subsequent to April 30, 2001 are 65,000 at $0.10 expiring July 23, 2006. Approval pending from the CDNX. 100,000 options at $0.11 were cancelled.

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT AUGUST 31, 2001

Name	Amount	Purpose
Michael J. Hopley	$40,000.00	Management Fees
Curtis A. Hartzler	$ 2,000.00	Consulting Fees

Epic Oil and Gas Ltd.

204, 5405 12TH AVENUE

DELTA, BRITISH COLUMBIA

INFORMATION CIRCULAR

This information circular is fumished in connection with the solicitation of proxies by the management of Epic Oil and Gas Ltd. (the "Company") for use at the annual general meeting of the Company to be held on October 26, 2001 at 11:00 a.m. and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or officers of the Company.

Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or if, the member is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 19,021,706 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on September 14th, 2001 will be entitled to receive notice of and vote at the meeting.

The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
CDS & Co. *	12,329,117	65%

* CDS – Canadian depository for securities – beneficial members unknown to company.

VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE MEMBER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY BALLOT (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality Of Residence and position	Princal Occupation Or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a director	Number of common shares beneficially owned or; directly or indirectly, controlled (2)
Michael J. Hopley(1) Bellingham, WA Director, President	Geologist	October, 1999	67,000
Damien E. Reynolds(1) Vancouver, BC Director	Management Public Companies	October, 1999	100,000
Alan B. Bernstein(1) New York, NY Director	Self-employed Psychotherapist/ Consultant	October, 1999	924,500
Curtis A. Hartzler Calgary, Alberta Director	Engineer Chairman, Advisory Board Rosetta Expl., Inc.	May 12, 2000	16,000
Robert T. Malcolm QC Calgary, Alberta Director/Secretary	Lawyer	May 12, 2000	47,200

(1) Members of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 31, 2001. Information was furnished to the Company by individual directors.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulations ("the Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Regulation) in respect of each of the individuals who were, as at April 30, 2001 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year (pursuant to the Regulation a Small Business Issuer is not required to include compensation, earned prior to financial years ended before December 31, 1993).

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen sation ($)**	**Securities Under OptionSAR's granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payout**	**All Other Comp-ensation**
M..J. Hopley (1)	2001			$90,575 (1)	Nil			
President	2000	Nil	Nil	9,410 (1)	500,000	Nil	Nil	Nil
	1999	Nil	Nil		Nil	-	-	-
D. E. Reynolds (2)	2001	Nil	Nil	-	Nil	-	-	-
	2000	Nil	Nil	9,000 (2)	300,000			
	1999	-	-	-	-	-	-	-

1 Michael J. Hopley assumed the position of President February 5, 2000

2. Damien E. Reynolds acted as interim President November, 1999 to January 31, 2000

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance

or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants during the most recently completed Financial Year

No Option/Stock Appreciation rights ("SAR") were granted.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of un-exercised In-the moneyOptions /SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
M. J. Hopley	50,000	$5,500	450,000	$36,000

Termination of Employment - Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer. The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The Company did grant stock options to the directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% Options Granted to All Employees in the Financial Year	Exercise or Base Price (S/Security	Securities Underlying Options on the Date of Grant (S/security)	Date of Grant	Expiration Date
R. T. Malcolm, Q.C. (1)	200,000	17.7%	$0.15	$0.16	May 16, 00	May 16, 05
Curtis A. Hartzler (1)	200,000 85,000	25.3%	$0.15 $0.10	$0.16 $0.11	May 16, 00 Mar 13, 01	May 16, 05 Mar 13, 06
Alan B. Bernstein (1)	100,000 100,000 100,000	26.6%	$0.15 $0.10 $0.10	$0.16 $0.11 $0.11	May 16, 00 July 12, 00 Mar 13, 01	May 16, 05 July 12, 05 Mar 13, 06

(1) Directors

The options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchanges or such other price as may be agreed to by the Company and approved by such stock exchange.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of BDO Dunwoody, Chartered Accountants of 220, 19916 64th Avenue, Langley, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

BDO Dunwoody, Chartered Accountants were first appointed as auditors on March 9, 1994.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby, in accordance with their best judgment on such matter.

DATED this 10th day of September, 2001

BY ORDER OF THE BOARD

"Michael J. Hopley" President

MICHAEL J. HOPLEY



ANNUAL INFORMATION FORM
2001

EPIC OIL AND GAS LTD.
#204, 5405 - 12th Avenue
Delta, B.C.
V4M 2B2
Ph: (604) 943-9414
Fax: (604) 943-0716

October 1, 2001

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"**m**"-thousands"

"**mm**"-millions"

"**mcf**"-thousands of cubic feet of natural gas

"**mcf/d**"-thousands of cubic feet of natural gas per day

"**mmcf**"-millions of cubic feet of natural gas

"**mmcf/d**"-millions of cubic feet of natural gas per day

"**bcf**"-billions of cubic feet of natural gas

"**bbls**"-barrels of oil and/or gas liquids

"**bbls/d**"-barrels per day

"**BOE**" or "**boe**"-barrels of oil equivalent (10 mcf of gas equals 1 barrel of oil)

"**mboe**"-thousands of barrels of oil equivalent

"**boe/d**"-barrels of oil equivalent per day

"**mbbls**"-thousands of barrels of oil and/or liquids

"**stb**"-stock tank barrels

"**mstb**"-thousands of stock tank barrels

"**MMBTU**"-millions of British Thermal Units

"**NGL**" or "**NGLs**"-natural gas liquids

PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into and forming part of this annual information form (the "Annual Information Form") are the audited consolidated financial statements for Epic Oil And Gas Ltd. (the "Company") for the year ended April 30, 2001, April 30, 2000, and the 15 month period ended April 30, 1999, together with the notes thereto and auditor's report thereon, and unaudited consolidated financial statements for the quarters ended July 31, 2000, October 31, 2000 and January 31, 2001 and July 31, 2001. All financial information in this Annual Information Form is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Epic Oil & Gas Ltd. (herein the "Company" or "Epic") is the result of the amalgamation of Epic Resources (B.C.) Ltd. ("Epic B.C.") and Safari International Resources Ltd. ("Safari International") on June 16, 1998, by way of plan of arrangement (the "Amalgamation") pursuant to the provisions of the *Company Act* of British Columbia. The head office and principal address of the Company is located at #204, 5405 - 12th Avenue, Delta, British Columbia V4M 2B2. The registered and records office of the Company is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

2.2 Intercorporate Relationships

The Company has two wholly-owned subsidiaries, Safari American Resources Inc. ("Safari American") and Rival Resources, Inc. ("Rival"), both incorporated under the laws of Washington, U.S.A. Unless the context otherwise requires, references herein to the Company include these wholly-owned subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

The Company's predecessors Epic B.C. and Safari International, were both initially formed as oil and natural gas exploration companies. Each acquired various working interests in the same crude oil and natural gas properties in Alberta and direct interests in leasehold lands in the State of Washington which are prospective for natural gas and coalbed methane gas.

As a result of the Amalgamation, the Company holds the combined percentage working interests of Epic B.C. and Safari International in the crude oil and natural gas properties in Alberta and, except for a 3% interest held by a third party in certain wells and spacing units, holds the rights to the leasehold lands in Whatcom County, Washington, and is liable for all of the continuing liabilities and obligations of its predecessors. The Amalgamation was accounted for by the purchase method with Epic B.C. as the acquiror. In connection with the Amalgamation, the Company's year end was changed to April 30, resulting in a 15 month transition year for fiscal 1999. See "Selected Consolidated Financial Information".

Scotford-Redwater Oil Production

Over the past three years oil production from Epic's twenty-percent interest in five to six producing oil wells in the Scotford-Redwater area of Alberta has remained in the range of 20 to 25 barrels per day net to Epic. Gross revenues from these wells have been largely effected by the changes in oil prices. However, over the past year production has decreased slightly due to natural declines in these wells.

Although Epic has been seeking ways of maximizing production from the Scotford-Redwater field, these efforts have been made difficult by the change of operatorship when the present operator acquired the former operating company. During the past three years Epic has not conducted any exploration activities or drilled any wells in the Scotford-Redwater field. In addition, a number of leases have not been renewed and therefore Epic currently holds interests in approximately 6,240 gross acres.

Bellingham Basin Project, Whatcom County, Washington, U.S.A.

Whatcom County is located in northwestern Washington State. The county covers 2,082 square miles and measures nearly 100 miles east to west and approximately 25 miles north to south. It is bounded by British Columbia, Canada to the north, the Puget Sound waterway to the west, Skagit County to the south, and Okanagan County to the east.

The leases in Whatcom County in which the Company has an interest total approximately 8,500 acres and are located between Townships 38N and 41N, Ranges 1W to 4E. They are primarily freehold leases with a three to five year primary term and a 12 1/2% royalty. The Company is currently leasing more land. Pipelines and markets are located adjacent to the leased lands.

Coalbed Methane and Conventional Natural Gas Exploration

In seeking to quantify the potential for coalbed methane production Rival drilled the Ferndale 1A well February 1998. Despite encouraging results no further drilling has occurred on the property since that time. However, in early 1999, in order to advance the exploration for both conventional natural gas and coalbed methane, Rival reprocessed some of the previous seismic information and conducted more seismic surveys in the western part of the basin.

In 1998 and 1999 many of the oil and gas leases held by Rival reached their ten-year term and expired. The total amount of leased acres dropped to about 5,000 acres at that time. Within the past year Rival has increased its leasing activities, in particular since signing a joint-venture agreement with Ivory Oils and Minerals Inc. ("Ivory") and currently holds some 8,500 gross acres (including the Birch Bay Storage Project) under lease.

Since April 2000, Rival has been actively seeking a joint venture partner to advance the exploration for natural gas in the Bellingham Basin. In order to attract a partner all the existing technical data has been reorganized and centrally located in office space in Bellingham. A report was prepared that summarizes all existing data on the project and this has been circulated to interested parties.

On June 12, 2001 Rival signed a joint-venture agreement with Ivory (CDNX: IVY) whereby Ivory agreed to fund US$125,000 for the acquisition of more oil and gas leases in the Bellingham Basin.

For this investment Ivory will earn an initial 12.5% interest in all leases held by Rival in the Bellingham Basin. In addition, Epic signed a convertible debenture with Ivory to fund up to US$125,000 to be used for the exploration for natural gas deposits in the Bellingham Basin. If Epic draws down the full amount of the convertible debenture and converts this to shares of Epic then Ivory can earn an additional 12.5% interest in the Bellingham Basin project. Furthermore, Ivory has the option of earning an additional 25% in the Bellingham Basin project by funding an additional US$250,000 of exploration work in the area.

Carbon Dioxide Sequestration Technology Development

In late 1999 staff of Rival approached the U.S. Department of Energy ("DOE") about the possibility of obtaining a grant to conduct testwork to assess the economic viability of sequestering the carbon dioxide emitted from local heavy industry into the coalbeds that were defined in the Ferndale 1A well. This had the potential of reducing emissions of one of the worst greenhouse gases and at the same time potentially enhancing the production of methane, a pure form of natural gas. The DOE was receptive to the proposal but determined that the grant would have to be open to public solicitation. Rival has applied twice through this process, in January and August 2000. In both cases Rivals submissions were not chosen for grant money. Rival is currently seeking other means of financing this project.

Birch Bay Gas Storage Project

On November 10, 1998, Rival and Safari International, the Company's subsidiaries (referred together in this section as "Rival"), entered into a Letter of Agreement ("LOA") to participate in the Whatcom County, Birch Bay Gas Storage Development Prospect" with AEC Storage and Hub Services Inc. ("ASHS") a subsidiary of Alberta Energy Company Ltd. Under the terms of this agreement Rival has agreed to work jointly with ASHS to develop an underground natural gas storage facility in the vicinity of Birch Bay, Washington.

Under the terms of the LOA there was an "Initial Term" of six-months during which time ASHS completed a technical review of the project. This work was completed and in May 1999, ASHS entered into the "Secondary Term" of the LOA in which Rival, with ASHS funding, has been securing the necessary mineral leases and further technical work and evaluations have been completed by ASHS. The agreement remains in the "Secondary Term".

Under the terms of the LOA, during the "Secondary Term", Rival was to receive a US$50,000 "Initial Success Fee" upon acquiring fifty percent (50%) of the mineral rights in an area defined by ASHS. This has not yet been achieved. Further, once seventy-five percent (75%) of the required mineral leases have been acquired Rival will receive an "Additional Success Fee" of US$50,000. Upon "Construction Start Up", as defined in the LOA, another US $50,000 payment is due Rival. Upon "Commencement of "Commercial Operations" as defined in the LOA, Rival is entitled to a further US $150,000. When in commercial operation Rival will hold a 2% Net Profits Interest in the storage facility.

In late 2000, ASHS completed a four-mile seismic survey in the Birch Bay area. The seismic data has been reviewed and ASHS has suspended any further storage project work until the development risk can be reduced through further geophysical analysis.

3.2 Significant Acquisitions and Significant Dispositions

The Company has not made any significant acquisitions or significant dispositions for which financial statement disclosure would be required under Parts 4 and 5 of National Instrument 44-101, during its most recently completed financial year.

3.3 Trends

There are no trends, commitments, events or uncertainties which are both presently known to management and reasonably expected to have a material effect on the Company's business, financial condition or results of operations.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Company's current petroleum and natural gas production comes from the Scotford-Redwater area of Alberta where it has an interest in five producing oil wells. The operator of the project is Husky Oil Operations Limited. The Company's business plan focuses on managed growth through a strategy which includes acquisition of direct, working or participating interests in properties which are prospective for petroleum and natural gas, financing their exploration and development through farm-out agreements or other methods which involve minimal cost to the Company and participating in the commercial production, if any, of such properties.

a) Competitive Conditions

The oil and gas industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of oil and gas interests as well as for the recruitment and retention of qualified employees and capital. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a world wide basis and as such have greater and more diverse resources to draw on. There is also competition between the petroleum and natural gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

b) Leases / Contracts Requiring Renewal in Current Fiscal Year

A number of the leases in Whatcom County are at the end of or are nearing the end of their primary terms and while the Company has initiated applications for renewal, there is no guarantee that the leases will be renewed.

Within the past year Rival has increased its leasing activities. Particularly since signing the joint-venture agreement with Ivory in June 2001, leasing activity has been accelerated and the Company currently holds some 8,500 acres (including the Birch Bay Storage Project) under lease.

c) Effects of Environmental Protection Requirements

The drilling of wells and construction of production and gathering facilities are subject to regulations promulgated by governmental bodies from time to time. Environmental legislation

often restricts or prohibits spills, releases or emissions of various substances produced in association with petroleum and natural gas operations. Failure to comply with environmental and conservation regulations can result in various penalties, which are often determined on a case by case basis. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance can be stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations beyond an acceptable level.

d) Employees

The Company has no full-time employees.

e) Risks Associated With Foreign Operations

The Company's existing properties are located in Canada and the United States, both of which are less susceptible than many foreign jurisdictions to risks relating to political stability and changes in laws relating to foreign ownership, government participation, taxation, royalties, duties, rates of exchange, exchange controls, restrictions on production, export controls, land use and operational safety, the potential for terrorism or military repression. Nevertheless, because a significant percentage of its operating costs, exploration expenditures and lease maintenance and acquisition costs are denominated in U.S. dollars, the Company's results of operations are subject to the effects of fluctuations in exchange rates and inflation. The Company does not engage in any hedging activities to minimize such risks.

f) Material Reorganization

During the fiscal period ended April 30, 1999, the Company's predecessors Epic B.C. and Safari International amalgamated to form the Company. See "General Development of the Business – Three Year History", "Selected Financial Information" and "Management's Discussion and Analysis". Reference may also be made to the Joint Management Information Circular of Epic B.C. and Safari International dated May 1, 1998.

General Risk Factors

The securities of the Company are considered speculative due to the nature of the Company's business and the present stage of its development. An investment in natural resource issuers involves a significant degree of risk. The degree of risk increases substantially where the issuer's properties are in the exploration stage as opposed to the development stage.

Exploration Risks

Petroleum and natural gas exploration involves a high degree of risk and there is no assurance that expenditures to be made on the Company's properties will result in any discoveries of petroleum, natural gas or coalbed methane in commercial quantities. The drilling of exploratory wells is planned on some of the Company's properties. Exploratory wells have a much greater dry hole risk than do wells which are drilled offsetting established production.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company and its predecessors were successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Operational and Uninsurable Risks

The exploration for, development and production of petroleum and natural gas involves a variety of operating risks, including the risk of fire, explosions, formations with abnormal pressure and blow-outs, the occurrence of any of which could result in substantial losses. It is not always possible to fully insure against such risks and the Company may decide not to insure due to high premiums or other factors. The extent of these risks, particularly as they relate to the Company's current properties, cannot be accurately predicted, but if such an event did occur it could result in the reduction or elimination of future profitability and result in increasing costs, a decline in the value of the securities of the Company and possible loss of property. The history of coal exploration and mining in the Whatcom County area indicates that the coalbeds in that area are particularly volatile, and the risk of explosion significant. The Company follows the usual industry practices aimed at minimizing and safeguarding against such risks but there is no assurance that such practices will always be effective.

No Assurance of Titles

It is typical in the industry for the operator to conduct a title opinion on each drilling spacing unit for each well in the Scotford-Redwater area in which the Company holds a working interest prior to the commencement of drilling. The Company's interest in the Scotford-Redwater lands and wells is a working interest. The operator of the project is Husky Oil and Gas Operations Ltd. To the knowledge of the Company the operator follows the foregoing industry practice respecting title opinions. Though the title opinions are considered sufficient clearance of the title for drilling, they cannot be construed as a guarantee of title. No title opinions have been done on the exploratory lands in the Scotford-Redwater area or on the Whatcom County leases.

Permits and Licenses

Resource operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company or the operator of the properties in which it has an interest will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations on those properties.

Oil and Gas Prices

Oil and gas prices and the marketability of any production are affected by numerous factors beyond the Company's control. Factors include market fluctuations, the world price of oil and natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment, government regulation relating to prices, taxes,

royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effect of these factors cannot be accurately predicted. Costs and the profitability of the Company's operations may be affected by the volatility of commodity prices and these other factors.

Currency Fluctuation

The Company's operations in the U.S.A. make it subject to foreign currency fluctuation and such fluctuations may adversely affect the Company's financial position and results. The Company does not take any steps to hedge against such fluctuations.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

4.2 Oil and Gas Operations

Drilling Activity

During its two most recently completed financial years, the Company has not participated in the drilling of any wells.

Location of Production

The Company's oil and gas production is all from the Scotford-Redwater area of Alberta. As part of its working interest in the Scotford-Redwater lands, the Company has a proportionate interest in production facilities and installations that are material to oil production operations at Scotford-Redwater.

Location of Wells

The Company holds working interests in lands in the Scotford-Redwater area of Alberta in Townships 55 and 56, Ranges 20, and 21 approximately 20 miles northeast of the City of Edmonton known as the Scotford-Redwater lands.

The following table summarizes, as at September 1, 2001 the Company's interests in producing and non-producing wells in the Scotford-Redwater lands in Alberta, which the Company believes are capable of producing petroleum and natural gas.

	Producing Wells				Shut-in Wells(1)			
	Crude Oil Recoverable Mbbl		Natural Gas Recoverable MMcf		Crude Oil		Natural Gas	
Well	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
13-19-55-20 W4/0	160.5	32.1	0	0	0	0	290	58
02-25-55-21 W4/0	16.0	3.2	0	0	0	0	0	0
06-25-55-21 W 4/0	16.8	3.4	0	0	0	0	0	0
07-25-55-21 W 4/0	20.2	4.0	0	0	0	0	319	64
09-25-55-21 W 4/2	34.1	6.8	0	0	0	0	0	0
08-25-55-21 W4/0	0	0	0	0	0	0	0	0
16-25-55-21 W4/0	0	0	0	0	0	0	0	0
Total:	**247.6**	**49.5**	**0**	**0**	**0**	**0**	**609**	**122**

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are

not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in

which the Company has an interest are located no further than 2 miles from existing pipelines.

(2) "Gross" wells are the total number of wells in which the Company has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by the Company's 20% working interest therein.

Reserves Estimates and Source of Reserves Estimates

A report (the "Report") dated September 10, 2001 entitled "Evaluation of the P &NG Reserves of Epic Oil and Gas Ltd. in the Scotford-Redwater Area of Alberta (as of September 1, 2001) was completed by Sproule Associates Limited and was commissioned by the Company.

	Remaining Reserves Gross	Remaining Reserves Company Gross	Remaining Reserves Company Net	Net Present Value (Before tax) At 0% M$	Net Present Value (Before tax) At 10% M$	Net Present Value (Before tax) At 12% M$	Net Present Value (Before tax) At 15% M$
Oil (Mbbl)							
Proven Developed Producing	247.4 (1)	49.5 (1)	40.8 (1)	611	367	342	312
Total Proven	247.4 (1)	49.5 (1)	40.8 (1)	611	367	342	312
Total	247.4 (1)	49.5 (1)	40.8 (1)	611	367	342	312
Pipeline Gas (MMcf)							
Proven undeveloped	290 (2)	58 (2)	48 (2)	154	7	4	2
Total Proven	290 (2)	58 (2)	48 (2)	154	7	4	2
Probable	319 (2)	64 (2)	53 (2)	118	42	35	26
Total	609 (2)	122 (2)	101 (2)	272	49	39	28
GRAND TOTAL							
Proven Developed Producing				611	367	342	312

Proven undeveloped				154	7	4	2
Total Proven				765	375	347	314
Probable				118	42	35	26
Total				883	416	381	340

(1) Proven developed producing Ellerslie oil reserves for the Epic interest wells were determined by decline curve analysis.

(2) Proven undeveloped and probable undeveloped Bruderheim and Colony gas reserves were determined volumetrically using the net pay at the wellbore, assigned drainage area, certain reservoir parameters and a surface loss of 5%.

In the Report the proven developed producing Ellerslie oil reserves were determined by decline curve analysis. Oil production was forecast to decline exponentially from the following rates at September 1, 2001 to the economic limit:

Well	Zone	Initial Rate (bopd)
Proven Developed Producing		
13-19-55-20 W4/0	Ellerslie 'O'	32
02-25-55-21 W4/0	Ellerslie 'O'	9
06-25-55-21 W4/0	Ellerslie 'O'	21
07-25-55-21 W4/0	Ellerslie 'O'	10
09-25-55-21 W4/2	Ellerslie 'O'	15

Proven undeveloped and probable undeveloped Bruderheim and Colony gas reserves were determined volumetrically for the Company-interest wells using the net pay at the wellbore, assigned drainage areas, and certain determined reservoir parameters. A surface loss of 5 percent was used in the evaluation.

Operating Costs

In the Report, Sproule used operating costs of $3,500 per well-month plus $3.00 per barrel of oil were used based upon historical operating statements. These costs were escalated to the year in which they were spent.

Reconciliation of Reserves

The total proven oil reserves as quoted by the Sproule Associates Limited report of September 1, 2001 have increased to 40.8 Mbbl compared to 20.1 Mbbl in the Sproule Associates Limited report of January 1, 1999, the most recent reserve report prepared for the Company. This increase is due to the increased price of oil.

Interest in Material Properties

Undeveloped Lands

The Company's undeveloped land inventory located in Alberta and Washington State totals approximately 12,925 gross acres. The Company's average net working interest in its undeveloped land base in Scotford-Redwater is approximately 20% and in Whatcom County is 87.5%.

The following table sets out the Company's undeveloped land holdings as at September 1, 2001,

Geographical Area	Gross(1)	Net(2)
	(acres)	
Bellingham Basin, Washington, USA	8,500	7,438
Scotford-Redwater, Alberta, Canada	4,425	885
Total	12,925	8,323

Notes:

(1) "Gross" refers to the total acres in which the Company has an interest.

(2) "Net" refers to the total acres in which the Company has an interest, multiplied by the percentage working interest therein owned by the Company.

History

The following table sets out information on the average daily volume crude oil production of Epic for each quarter of the most recently completed financial year with comparative data for the same periods in the preceding fiscal period. All oil production is from the Scotford-Redwater area:

Quarter	Average Daily Crude Oil Production bbls	Quarter	Average Daily Crude Oil Production bbls
October 2000	21	October 1999	26
January 2001	18	January 2000	24
April 2001	19	April 2000	22
July 2001	23	July 2000	23

Expenditures

Total amount spent on exploration and drilling for the years ended April 30, 2001 and April 30, 2000 was $7,756 and $40,173, respectively. These amounts were expended in Whatcom County, Washington. No expenditures were made in respect of property acquisition costs or development costs during the respective periods.

Future Commitments

The Company does not have any future material commitments to buy, sell, exchange or transport oil or gas.

Exploration and Development

During the reporting periods there were no development activities or expenditures and all exploration activities occurred in the Bellingham Basin Project in Whatcom County, Washington.

The last drilling program in the Bellingham Basin by the Company was in February 1998 when Ferndale 1A was drilled to quantify the potential for coalbed methane production. However, in early 1999, in order to advance the exploration for both conventional natural gas and coalbed

methane Rival reprocessed some of the previous seismic information and conducted more seismic surveys in the western part of the basin.

In 1998 and 1999 many of the oil and gas leases held by Rival reached their ten-year term and expired. The total amount of leased acres dropped to about 5,000 acres at that time. Within the past year Rival has increased its leasing activities and currently holds some 8,500 gross acres under lease.

Since April 2000 Rival has been actively seeking a joint venture partner to advance the exploration for natural gas in the Bellingham Basin. In order to attract a partner all the existing technical data has been reorganized and centrally located in office space in Bellingham. A report was prepared that summarizes all existing data on the project and this has been circulated to interested parties. On June 12, 2001 Rival signed a joint-venture agreement with Ivory. See "General Development of Business – Three Year History".

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Selected Financial Information

The following selected financial information for the for the years ended April 30, 2001, April 30, 2000 and the fifteen month period ended April 30, 1999 should be read in conjunction with the financial statements of the Company, including the notes thereto for the stated periods.

	2001	2000	1999 (15 months)
Net Sales / Total Revenues	319,876	281,434	172,160
Income (Loss) (total)	(231,808)	(222,597)	(773,756)
(per share)	(0.01)	(0.01)	(0.05)
(per share – fully diluted)	(0.01)	(0.01)	(0.05)
Net Earnings (Loss)	(231,808)	(222,597)	(773,756)
(per share)	(0.01)	(0.01)	(0.05)
(per share – fully diluted)	(0.01)	(0.01)	(0.05)
Total Assets	1,644,231	1,790,608	1,956,191
Total long term financial liabilities	-	-	-
Cash Dividends per share	-	-	-

5.2 Dividends

The Company has not, since the date of amalgamation, and neither Epic B.C. nor Safari International had not, since their respective dates of incorporation, declared or paid any dividends on their common shares and the Company does not currently intend to pay dividends or make other distributions. The Company anticipates that any earnings will be retained to finance its operations.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 General

Year ended April 30, 2001 Compared to year ended April 30, 2000

Oil revenues are generated from the Scotford-Redwater property. Continued strength in light crude oil prices offset a decrease in production during the year ended April 30, 2001 resulting in increased revenue over the previous year.

Production decreased approximately 18%. However, operating expenses, decreased by 9% due to lower well-head costs.

Depletion expense decreased commensurate with the decrease in production. Unamortized Scotford-Redwater property costs at April 30, 2001 totaled approximately $89,000.

General and administrative expenses increased by 24%. Overall, general and administrative expenses have increased due to increased activity in searching for exploration partners, seeking alternate potential grant revenues and streamlining the quarterly filing process.

Year ended April 30, 2000 Compared to Fifteen Month Period ended April 30, 1999

Oil revenues are generated from the Scotford-Redwater property. Strengthening light crude oil prices coupled with an increase in production during the year ended April 30, 2000 significantly improved revenues over the previous fiscal period. On an annualized basis, production increased approximately 15%.

In contrast, annualized operating expenses, decreased by 4% due to a decrease in well-head costs.

Depletion expense decreased by 46% over the previous fiscal period. Depletion expense of $140,000 for the fifteen-month period ended April 30, 1999 reflects an adjustment of remaining property costs relative to remaining reserves pursuant to the amalgamation. Unamortized Scotford-Redwater property costs at April 30, 2000 totaled approximately $151,000.

General and administrative expenses decreased by 47%. Overall, general and administrative expenses decreased due to the synergistic effects of the amalgamation and decreased activity in the latter part of the year ended April 30, 2000.

6.2 Summary of Quarterly Financial Information

The following table sets forth selected quarterly financial information of the Company. The quarterly data presented below is unaudited and has not been restated to reflect changes in accounting policy, or audit adjustments made in the preparation of audited financial statements at year end.

The information presented below is for the last eight quarters presented below reflects results of operations for Epic year ended April 30, 2001 and fifteen month period ended April 30, 1999.

	2002 Quarterly	2001 Quarterly			
	1st	1st	2nd	3rd	4th
Revenue	64,953	90,994	84,427	64,898	79,557
Operating Expenses	38,870	44,739	49,820	40,849	42,318
Exploration Expenditures	391	0	0	0	7,756
Net Loss	(48,724)	(20,171)	(34,489)	(57,616)	(119,532)
Weighted Average Shares Outstanding	19,021,706	18,831,706	18,831,706	18,831,706	18,843,816
Loss per share	(0.002)	(0.001)	(0.003)	(0.006)	(0.006)

	2000 Quarterly			
	1st	2nd	3rd	4th
Revenue	19,753	48,820	81,440	131,421
Operating Expenses	22,785	27,236	28,140	48,325
Exploration Expenditures	9,435	5,851	13,582	11,305
Net Loss	(82,965)	(86,235)	26,529	79,926
Weighted Average Shares Outstanding	18,131,706	18,131,706	18,131,706	18,320,309
Loss per share	(0.005)	(0.005)	0.001	(0.004)

6.3 Liquidity and Capital Resources

The Company has historically relied upon revenues from Scotford-Redwater, advances from insiders and equity financings to fund its operations and expects, in future to become more reliant on proceeds of future securities offerings to finance exploration activities and future operating costs to the extent they are not covered by oil revenues received. Decreasing oil reserves coupled with the uncertainty associated with future crude oil prices and the ability to locate an operating partner are the primary risks and uncertainties facing the Company. Accordingly, the Company's historical financial information may not necessarily be indicative of future operating results or future financial condition. Nonetheless, strong oil prices have continued to provide positive gross profit. Property expenditures have been incurred through Rival in continued leasing activity in Washington State. The Company continues to renew property leases as they come due while continuing to search for exploration partners.

For the year ended April 30, 2001, net cash used in operations of the Company totaled $104,416 compared to $175,619 for the previous fiscal period. The decreased use of cash in operations was a result of an increase in revenues. Net cash provided by financing activities totaled $76,976 and $68,342 for the year ended April 30, 2001 and the year ended April 30, 2000 respectively. These balances were composed of common share issuances and repayments from related parties.

The Company has entered into an agreement with a joint-venture partner and has entered into an agreement to issue convertible debentures. In addition, the company expects to raise future funds

through private placement financings to pursue its program. Net cash used in investing activities totaled $8,507 and $40,173 for the respective years ended April 30, 2001 and April 30, 2000. With the exception of a capital asset purchase of $751 the amounts invested were exploration expenses related to property leasing activity in Whatcom County.

6.4 Results of Operations

The Company has five revenue producing oil wells the Scotford-Redwater, Alberta from which it has realized revenues of approximately $320,000, $281,000 and $172,000 respectively, in the three fiscal periods ended April 30, 2001, 2000 and 1999. The balance of Epic's interests are in the exploration stage with no offsetting revenues to sustain its exploration activities. As a result, the Company normally sustains losses from operations. Losses of approximately $232,000, $223,000, and $774,000 respectively, were realized during the fiscal period ended April 30, 2001, 2000, 1999. The most significant components of these losses are from general and administrative expenses and depletion expense, representing the proportionate amount of oil and gas property costs written off relative to production.

The write-off of oil and gas property costs cannot be predicted as such write-offs depend on the results of exploration programs which cannot be predicted. Epic's policy is to defer exploration costs and to write them off when it determines that further exploration activities cannot be expected to add value to the property through the delineation of economic reserves or if acquisition of adequate title to the property is unlikely or uneconomic. Epic limits the carrying value of properties with known, or reasonably estimable, resources and without significant additional exploration potential, to the estimated net realizable value of those resources.

ITEM 7: MARKET FOR SECURITIES

The Company's securities are listed and posted for trading on the Canadian Venture Exchange Inc.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The names and municipalities of residence, offices held with the Company and principal occupation of the directors and officers of the Company are as follows:



Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director / When Term will Expire
MICHAEL J. HOPLEY[1] Director, President and Chief Executive Officer, Bellingham, Washington, USA	President – Fremont Gold Corp – Present, V.P. Exploration – Bema Gold Corp. 1990-1996.	October 28, 1999 / October 26, 2001
ALAN B. BERSTEIN[1] Director New York, NY, USA	Self-employed Psychotherapist/Consultant in career development.	October 28, 1999 / October 26, 2001
DAMIEN REYNOLDS[1] Director Vancouver, Canada	Founding director of Doreal Energy Corp. an oil and gas exploration and production company	October 28, 1999 / October 26, 2001
CURTIS A HARTZLER Director Calgary, Canada	Engineer, Chairman, Advisory Board, Rosetta Explorations, Inc.	May 15, 2000 / October 26, 2001
ROBERT T. MALCOLM Director Calgary, Canada	Lawyer	May 15, 2000 / October 26, 2001

(1) Member of the audit committee.

(2) Information as to municipality of residence and principal occupation has been provided by individual directors.

Control of Securities

As of October 1, 2001, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 1,157,700 common shares of the Company representing approximately 6.0% of the issued and outstanding common shares of the Company.

Committees of the Board of Directors

The Company does not have an Executive Committee. The Company's audit committee is comprised of three directors, Michael J. Hopley, Damien E. Reynolds, Alan B. Bernstein.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the directors and officers of the Company, no current director, or officer, or shareholder holding a sufficient number of shares to affect materially the control of The Company is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy

or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

8.3 Penalties or Sanctions

To the knowledge of the directors and officers of the Company, no current director or officer, or shareholder holding sufficient securities to materially affect control of the Company, has been subject to any penalties or sanctions imposed by a court or entered into a settlement agreement with a Canadian securities regulatory.

8.4 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the directors and officers of the Company, no current director or officer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5 Conflict of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the *Company Act* of British Columbia will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9: ADDITIONAL INFORMATION

The Company will upon request to the secretary of the Company, provide to any person or company

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the issuer may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the issuer.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated September 10th, 2001 for the Company's most recent annual general meeting which involved the election of directors. Additional financial information is available in the Company's comparative audited consolidated financial statements for its most recently completed financial year.